CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                      Ratio of Earnings to Fixed Charges
                             Twelve Months Ended
                            (Thousands of Dollars)


                                               SEPTEMBER           SEPTEMBER
                                                   1999                1998
                                               ----------           ---------

Earnings
 Net Income                                      $718,914             $726,911
 Federal Income Tax                               885,419              340,920
 Federal Income Tax Deferred                     (450,248)              70,620
 Investment Tax Credits Deferred                   (8,351)             (8,740)
                                               ----------          ----------

    Total Earnings Before Federal Income Tax    1,145,734            1,129,711

Fixed Charges*                                    338,989              352,440
                                               ----------           ----------

    Total Earnings Before Federal Income Tax
      and Fixed Charges                        $1,484,723           $1,482,151



* Fixed Charges

 Interest on Long-Term Debt                      $291,252             $299,387
 Amort. of Debt Discount, Premium & Expense        13,687               13,361
 Interest on Component of Rentals                  18,213               18,346
 Other Interest                                    15,837               21,346
                                               ----------           ----------
    Total Fixed Charges                          $338,989             $352,440



    Ratio of Earnings to Fixed Charges               4.38                 4.21